Exhibit 99.2

Q1	Supplementary Financial Information First Quarter 2020

BCE Investor Relations Thane Fotopoulos 514-870-4619 thane.fotopoulos@bell.ca

BCE (1) (2)

Consolidated Operational Data

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 2020	Q1 2019	$ change	% change

Operating revenues
Service	5,058	5,045	13	0.3%
Product	622	689	(67)	(9.7%)
Total operating revenues	5,680	5,734	(54)	(0.9%)
Operating costs (A)	(3,163)	(3,256)	93	2.9%
Post-employment benefit plans service cost	(75)	(69)	(6)	(8.7%)
Adjusted EBITDA (3)	2,442	2,409	33	1.4%

Adjusted EBITDA margin (3)	43.0%	42.0%		1.0 pts
Severance, acquisition and other costs	(16)	(24)	8	33.3%
Depreciation	(868)	(882)	14	1.6%
Amortization	(234)	(221)	(13)	(5.9%)
Finance costs
Interest expense	(279)	(283)	4	1.4%
Interest on post-employment benefit obligations	(12)	(16)	4	25.0%
Other (expense) income	(55)	101	(156)	n.m.
Income taxes	(245)	(293)	48	16.4%
Net earnings	733	791	(58)	(7.3%)
Net earnings attributable to:
Common shareholders	680	740	(60)	(8.1%)
Preferred shareholders	38	38	-	-
Non-controlling interest	15	13	2	15.4%
Net earnings	733	791	(58)	(7.3%)

Net earnings per common share - basic and diluted	$0.75	$0.82	$(0.07)	(8.5%)

Dividends per common share	$0.8325	$0.7925	$0.04	5.0%

Weighted average number of common shares outstanding - basic (millions)	904.1	898.4
Weighted average number of common shares outstanding - diluted (millions)	904.5	898.7
Number of common shares outstanding (millions)	904.3	898.8

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	680	740	(60)	(8.1%)

Severance, acquisition and other costs	12	18	(6)	(33.3%)

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	20	(73)	93	n.m.
Net (gains) losses on investments	(9)	4	(13)	n.m.
Early debt redemption costs	12	-	12	n.m.
Impairment charges	5	3	2	66.7%

Adjusted net earnings (3)	720	692	28	4.0%

Impact on net earnings per share	$0.05	$(0.05)	$0.10	n.m.

Adjusted EPS (3)	$0.80	$0.77	$0.03	3.9%

n.m. : not meaningful

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - First Quarter 2020 Page 2

BCE

Consolidated Operational Data - Historical Trend

(In millions of Canadian dollars, except share amounts) (unaudited)	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Operating revenues
Service	5,058	20,737	5,276	5,185	5,231	5,045
Product	622	3,227	1,040	799	699	689
Total operating revenues	5,680	23,964	6,316	5,984	5,930	5,734
Operating costs (A)	(3,163)	(13,611)	(3,748)	(3,330)	(3,277)	(3,256)
Post-employment benefit plans service cost	(75)	(247)	(60)	(60)	(58)	(69)
Adjusted EBITDA	2,442	10,106	2,508	2,594	2,595	2,409
Adjusted EBITDA margin	43.0%	42.2%	39.7%	43.3%	43.8%	42.0%
Severance, acquisition and other costs	(16)	(114)	(28)	(23)	(39)	(24)
Depreciation	(868)	(3,496)	(865)	(861)	(888)	(882)
Amortization	(234)	(902)	(228)	(230)	(223)	(221)
Finance costs
Interest expense	(279)	(1,132)	(286)	(282)	(281)	(283)
Interest on post-employment benefit obligations	(12)	(63)	(16)	(16)	(15)	(16)
Other (expense) income	(55)	(13)	(119)	61	(56)	101
Income taxes	(245)	(1,133)	(243)	(321)	(276)	(293)
Net earnings	733	3,253	723	922	817	791
Net earnings attributable to:
Common shareholders	680	3,040	672	867	761	740
Preferred shareholders	38	151	38	37	38	38
Non-controlling interest	15	62	13	18	18	13
Net earnings	733	3,253	723	922	817	791

Net earnings per common share - basic and diluted	$0.75	$3.37	$0.74	$0.96	$0.85	$0.82

Dividends per common share	$0.8325	$3.1700	$0.7925	$0.7925	$0.7925	$0.7925

Weighted average number of common shares outstanding - basic (millions)	904.1	900.8	903.8	901.4	899.5	898.4
Weighted average number of common shares outstanding - diluted (millions)	904.5	901.4	904.8	902.2	900.3	898.7
Number of common shares outstanding (millions)	904.3	903.9	903.9	903.7	900.1	898.8

Adjusted net earnings and EPS
Net earnings attributable to common shareholders	680	3,040	672	867	761	740
Severance, acquisition and other costs	12	83	20	17	28	18
Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	20	(101)	45	(64)	(9)	(73)
Net (gains) losses on investments	(9)	44	(13)	-	53	4
Early debt redemption costs	12	13	-	-	13	-
Impairment charges	5	74	70	-	1	3
Adjusted net earnings	720	3,153	794	820	847	692
Impact on net earnings per share	$0.05	$0.13	$0.14	$(0.05)	$0.09	$(0.05)

Adjusted EPS	$0.80	$3.50	$0.88	$0.91	$0.94	$0.77

(A) Excludes post-employment benefit plans service cost

BCE Supplementary Financial Information - First Quarter 2020 Page 3

BCE (1) (2)

Segmented Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2020	Q1 2019	$ change	% change

Operating revenues
Bell Wireless	2,035	2,077	(42)	(2.0%)
Bell Wireline	3,076	3,097	(21)	(0.7%)
Bell Media	752	745	7	0.9%
Inter-segment eliminations	(183)	(185)	2	1.1%
Total	5,680	5,734	(54)	(0.9%)

Operating costs
Bell Wireless	(1,107)	(1,185)	78	6.6%
Bell Wireline	(1,717)	(1,745)	28	1.6%
Bell Media	(597)	(580)	(17)	(2.9%)
Inter-segment eliminations	183	185	(2)	(1.1%)
Total	(3,238)	(3,325)	87	2.6%

Adjusted EBITDA
Bell Wireless	928	892	36	4.0%
Margin	45.6%	42.9%		2.7 pts
Bell Wireline	1,359	1,352	7	0.5%
Margin	44.2%	43.7%		0.5 pts
Bell Media	155	165	(10)	(6.1%)
Margin	20.6%	22.1%		(1.5) pts
Total	2,442	2,409	33	1.4%
Margin	43.0%	42.0%		1.0 pts

Capital expenditures
Bell Wireless	130	148	18	12.2%
Capital intensity (4)	6.4%	7.1%		0.7 pts
Bell Wireline	628	677	49	7.2%
Capital intensity	20.4%	21.9%		1.5 pts
Bell Media	25	25	-	-
Capital intensity	3.3%	3.4%		0.1 pts
Total	783	850	67	7.9%
Capital intensity	13.8%	14.8%		1.0 pts

BCE Supplementary Financial Information - First Quarter 2020 Page 4

BCE

Segmented Data - Historical Trend

		TOTAL
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 20	2019	Q4 19	Q3 19	Q2 19	Q1 19

Operating revenues
Bell Wireless	2,035	9,001	2,454	2,310	2,160	2,077
Bell Wireline	3,076	12,488	3,176	3,101	3,114	3,097
Bell Media	752	3,217	879	751	842	745
Inter-segment eliminations	(183)	(742)	(193)	(178)	(186)	(185)

Total	5,680	23,964	6,316	5,984	5,930	5,734

Operating costs
Bell Wireless	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Bell Wireline	(1,717)	(7,023)	(1,804)	(1,733)	(1,741)	(1,745)
Bell Media	(597)	(2,367)	(674)	(525)	(588)	(580)
Inter-segment eliminations	183	742	193	178	186	185

Total	(3,238)	(13,858)	(3,808)	(3,390)	(3,335)	(3,325)

Adjusted EBITDA
Bell Wireless	928	3,791	931	1,000	968	892
Margin	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%
Bell Wireline	1,359	5,465	1,372	1,368	1,373	1,352
Margin	44.2%	43.8%	43.2%	44.1%	44.1%	43.7%
Bell Media	155	850	205	226	254	165
Margin	20.6%	26.4%	23.3%	30.1%	30.2%	22.1%

Total	2,442	10,106	2,508	2,594	2,595	2,409

Margin	43.0%	42.2%	39.7%	43.3%	43.8%	42.0%

Capital expenditures
Bell Wireless	130	671	203	161	159	148
Capital intensity	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Bell Wireline	628	3,209	913	830	789	677
Capital intensity	20.4%	25.7%	28.7%	26.8%	25.3%	21.9%
Bell Media	25	108	37	22	24	25
Capital intensity	3.3%	3.4%	4.2%	2.9%	2.9%	3.4%

Total	783	3,988	1,153	1,013	972	850

Capital intensity	13.8%	16.6%	18.3%	16.9%	16.4%	14.8%

BCE Supplementary Financial Information - First Quarter 2020 Page 5

Bell Wireless (1) (2)

	Q1	Q1
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2020	2019	% change
Bell Wireless
Operating revenues
External service revenues	1,535	1,528	0.5%
Inter-segment service revenues	12	12	-
Total operating service revenues	1,547	1,540	0.5%
External product revenues	487	536	(9.1%)
Inter-segment product revenues	1	1	-
Total operating product revenues	488	537	(9.1%)
Total external revenues	2,022	2,064	(2.0%)
Total operating revenues	2,035	2,077	(2.0%)
Operating costs	(1,107)	(1,185)	6.6%
Adjusted EBITDA	928	892	4.0%
Adjusted EBITDA margin (Total operating revenues)	45.6%	42.9%	2.7 pts

Capital expenditures	130	148	12.2%
Capital intensity	6.4%	7.1%	0.7 pts
Wireless subscriber gross activations (4)	406,419	410,301	(0.9%)
Postpaid	282,412	320,558	(11.9%)
Prepaid	124,007	89,743	38.2%
Wireless subscriber net activations (losses)	19,595	38,282	(48.8%)
Postpaid	23,650	50,204	(52.9%)
Prepaid	(4,055)	(11,922)	66.0%
Wireless subscribers end of period (EOP)	9,977,557	9,480,835	5.2%
Postpaid	9,183,590	8,808,189	4.3%
Prepaid	793,967	672,646	18.0%
Blended average billing per user (ABPU)($/month) (4)(A)	65.53	67.35	(2.7%)
Churn (%) (average per month) (4)	1.30%	1.31%	0.01 pts
Postpaid	0.97%	1.07%	0.10 pts
Prepaid	5.03%	4.49%	(0.54) pts

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 4, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - First Quarter 2020 Page 6

Bell Wireless - Historical Trend

		TOTAL
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 20	2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireless
Operating revenues
External service revenues	1,535	6,323	1,582	1,633	1,580	1,528
Inter-segment service revenues	12	49	12	13	12	12
Total operating service revenues	1,547	6,372	1,594	1,646	1,592	1,540
External product revenues	487	2,623	857	664	566	536
Inter-segment product revenues	1	6	3	-	2	1
Total operating product revenues	488	2,629	860	664	568	537
Total external revenues	2,022	8,946	2,439	2,297	2,146	2,064
Total operating revenues	2,035	9,001	2,454	2,310	2,160	2,077
Operating costs	(1,107)	(5,210)	(1,523)	(1,310)	(1,192)	(1,185)
Adjusted EBITDA	928	3,791	931	1,000	968	892
Adjusted EBITDA margin (Total operating revenues)	45.6%	42.1%	37.9%	43.3%	44.8%	42.9%

Capital expenditures	130	671	203	161	159	148
Capital intensity	6.4%	7.5%	8.3%	7.0%	7.4%	7.1%
Wireless subscriber gross activations	406,419	2,117,517	596,019	593,547	517,650	410,301
Postpaid	282,412	1,568,729	455,111	417,966	375,094	320,558
Prepaid	124,007	548,788	140,908	175,581	142,556	89,743
Wireless subscriber net activations (losses)	19,595	515,409	123,582	204,067	149,478	38,282
Postpaid	23,650	401,955	121,599	127,172	102,980	50,204
Prepaid	(4,055)	113,454	1,983	76,895	46,498	(11,922)
Wireless subscribers EOP	9,977,557	9,957,962	9,957,962	9,834,380	9,630,313	9,480,835
Postpaid	9,183,590	9,159,940	9,159,940	9,038,341	8,911,169	8,808,189
Prepaid	793,967	798,022	798,022	796,039	719,144	672,646
Blended ABPU ($/month)(A)	65.53	68.36	67.35	69.94	68.79	67.35
Churn (%)(average per month)	1.30%	1.39%	1.60%	1.34%	1.29%	1.31%
Postpaid	0.97%	1.13%	1.28%	1.12%	1.06%	1.07%
Prepaid	5.03%	4.44%	5.14%	3.89%	4.20%	4.49%

(A)

In Q1 2020, we updated our definition of ABPU to include monthly billings related to device financing receivables owing from customers on contract. Consequently, we restated previously reported 2019 ABPU for comparability. See Note 4, Key performance indicators (KPIs), for the definition of ABPU.

BCE Supplementary Financial Information - First Quarter 2020 Page 7

Bell Wireline (1) (2)

	Q1	Q1
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	2020	2019	% change
Bell Wireline
Operating revenues
Data	1,931	1,911	1.0%
Voice	872	907	(3.9%)
Other services	62	59	5.1%
Total external service revenues	2,865	2,877	(0.4%)
Inter-segment service revenues	76	67	13.4%
Total operating service revenues	2,941	2,944	(0.1%)
Data	123	142	(13.4%)
Equipment and other	12	11	9.1%
Total external product revenues	135	153	(11.8%)
Inter-segment product revenues	-	-	-
Total operating product revenues	135	153	(11.8%)
Total external revenues	3,000	3,030	(1.0%)
Total operating revenues	3,076	3,097	(0.7%)
Operating costs	(1,717)	(1,745)	1.6%
Adjusted EBITDA	1,359	1,352	0.5%
Adjusted EBITDA margin	44.2%	43.7%	0.5 pts

Capital expenditures	628	677	7.2%
Capital intensity	20.4%	21.9%	1.5 pts
Retail high-speed Internet subscribers (4)
Retail net activations	22,595	22,671	(0.3%)
Retail subscribers EOP	3,578,196	3,442,411	3.9%
Retail TV subscribers (4)
Retail net subscriber (losses) activations	(18,555)	(1,560)	n.m.
Internet protocol television (IPTV)	2,852	20,916	(86.4%)
Satellite	(21,407)	(22,476)	4.8%
Total retail subscribers EOP	2,753,909	2,764,851	(0.4%)
IPTV	1,770,034	1,696,622	4.3%
Satellite	983,875	1,068,229	(7.9%)
Retail residential network access services (NAS) (4)
Retail residential NAS lines net losses	(61,595)	(66,779)	7.8%
Retail residential NAS lines	2,635,888	2,894,029	(8.9%)

n.m. : not meaningful

BCE Supplementary Financial Information - First Quarter 2020 Page 8

Bell Wireline - Historical Trend

		TOTAL
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 20	2019	Q4 19	Q3 19	Q2 19	Q1 19
Bell Wireline
Operating revenues
Data	1,931	7,788	1,966	1,956	1,955	1,911
Voice	872	3,564	879	881	897	907
Other services	62	251	69	61	62	59
Total external service revenues	2,865	11,603	2,914	2,898	2,914	2,877
Inter-segment service revenues	76	281	79	68	67	67
Total operating service revenues	2,941	11,884	2,993	2,966	2,981	2,944
Data	123	556	166	125	123	142
Equipment and other	12	48	17	10	10	11
Total external product revenues	135	604	183	135	133	153
Inter-segment product revenues	-	-	-	-	-	-
Total operating product revenues	135	604	183	135	133	153
Total external revenues	3,000	12,207	3,097	3,033	3,047	3,030
Total operating revenues	3,076	12,488	3,176	3,101	3,114	3,097
Operating costs	(1,717)	(7,023)	(1,804)	(1,733)	(1,741)	(1,745)
Adjusted EBITDA	1,359	5,465	1,372	1,368	1,373	1,352
Adjusted EBITDA margin	44.2%	43.8%	43.2%	44.1%	44.1%	43.7%

Capital expenditures	628	3,209	913	830	789	677
Capital intensity	20.4%	25.7%	28.7%	26.8%	25.3%	21.9%
Retail high-speed Internet subscribers
Retail net activations	22,595	135,861	35,639	58,137	19,414	22,671
Retail subscribers EOP	3,578,196	3,555,601	3,555,601	3,519,962	3,461,825	3,442,411
Retail TV subscribers
Retail net subscriber (losses) activations	(18,555)	6,053	421	4,842	2,350	(1,560)
IPTV	2,852	91,476	22,039	31,746	16,775	20,916
Satellite	(21,407)	(85,423)	(21,618)	(26,904)	(14,425)	(22,476)
Total retail subscribers EOP	2,753,909	2,772,464	2,772,464	2,772,043	2,767,201	2,764,851
IPTV	1,770,034	1,767,182	1,767,182	1,745,143	1,713,397	1,696,622
Satellite	983,875	1,005,282	1,005,282	1,026,900	1,053,804	1,068,229
Retail residential network access services (NAS)
Retail residential NAS lines net losses	(61,595)	(263,325)	(58,110)	(65,656)	(72,780)	(66,779)
Retail residential NAS lines	2,635,888	2,697,483	2,697,483	2,755,593	2,821,249	2,894,029

BCE Supplementary Financial Information - First Quarter 2020 Page 9

BCE

Net debt and other information

BCE - Net debt and preferred shares
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)
					March 31	December 31
					2020	2019

Debt due within one year					4,209	3,881
Long-term debt					25,513	22,415
50% of preferred shares					2,002	2,002
Cash and cash equivalents					(2,679)	(145)
Net debt (3)					29,045	28,153

Net debt leverage ratio (3)					2.86	2.79
Adjusted EBITDA /net interest expense ratio (3)					8.61	8.54

Cash flow information
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)			Q1	Q1
			2020	2019	$ change	% change
Free cash flow (FCF) (3)
Cash flows from operating activities			1,451	1,516	(65)	(4.3%)
Capital expenditures			(783)	(850)	67	7.9%
Cash dividends paid on preferred shares			(36)	(26)	(10)	(38.5%)
Cash dividends paid by subsidiaries to non-controlling interest			(14)	(27)	13	48.1%
Acquisition and other costs paid			9	29	(20)	(69.0%)
FCF			627	642	(15)	(2.3%)

Cash flow information - Historical trend
(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1	TOTAL	Q4	Q3	Q2	Q1
	2020	2019	2019	2019	2019	2019
FCF
Cash flows from operating activities	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(783)	(3,988)	(1,153)	(1,013)	(972)	(850)
Cash dividends paid on preferred shares	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	9	60	7	3	21	29
FCF	627	3,818	894	1,189	1,093	642

BCE Supplementary Financial Information - First Quarter 2020 Page 10

BCE

Consolidated Statements of Financial Position

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	March 31 2020	December 31 2019
ASSETS
Current assets
Cash	943	141
Cash equivalents	1,736	4
Trade and other receivables	2,990	3,038
Inventory	487	427
Contract assets	1,037	1,111
Contract costs	416	415
Prepaid expenses	280	194
Other current assets	419	190
Total current assets	8,308	5,520
Non-current assets
Contract assets	452	533
Contract costs	363	368
Property, plant and equipment	27,432	27,636
Intangible assets	13,513	13,352
Deferred tax assets	90	98
Investments in associates and joint ventures	730	698
Other non-current assets	3,960	1,274
Goodwill	10,667	10,667
Total non-current assets	57,207	54,626
Total assets	65,515	60,146
LIABILITIES
Current liabilities
Trade payables and other liabilities	3,335	3,954
Contract liabilities	725	683
Interest payable	192	227
Dividends payable	767	729
Current tax liabilities	186	303
Debt due within one year	4,209	3,881
Total current liabilities	9,414	9,777
Non-current liabilities
Contract liabilities	211	207
Long-term debt	25,513	22,415
Deferred tax liabilities	4,444	3,561
Post-employment benefit obligations	1,603	1,907
Other non-current liabilities	906	871
Total non-current liabilities	32,677	28,961
Total liabilities	42,091	38,738

EQUITY
Equity attributable to BCE shareholders
Preferred shares	4,004	4,004
Common shares	20,386	20,363
Contributed surplus	1,156	1,178
Accumulated other comprehensive income	528	161
Deficit	(2,990)	(4,632)
Total equity attributable to BCE shareholders	23,084	21,074
Non-controlling interest	340	334
Total equity	23,424	21,408
Total liabilities and equity	65,515	60,146
Number of common shares outstanding (millions)	904.3	903.9

BCE Supplementary Financial Information - First Quarter 2020 Page 11

BCE

Consolidated Cash Flow Data

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 2020	Q1 2019	$ change

Net earnings	733	791	(58)
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	16	24	(8)
Depreciation and amortization	1,102	1,103	(1)
Post-employment benefit plans cost	87	85	2
Net interest expense	272	278	(6)
Losses on investments	1	4	(3)
Income taxes	245	293	(48)
Contributions to post-employment benefit plans	(79)	(81)	2
Payments under other post-employment benefit plans	(17)	(18)	1
Severance and other costs paid	(35)	(66)	31
Interest paid	(318)	(267)	(51)
Income taxes paid (net of refunds)	(233)	(289)	56
Acquisition and other costs paid	(9)	(29)	20
Net change in operating assets and liabilities	(314)	(312)	(2)
Cash flows from operating activities	1,451	1,516	(65)
Capital expenditures	(783)	(850)	67
Cash dividends paid on preferred shares	(36)	(26)	(10)
Cash dividends paid by subsidiaries to non-controlling interest	(14)	(27)	13
Acquisition and other costs paid	9	29	(20)
Free cash flow	627	642	(15)
Acquisition and other costs paid	(9)	(29)	20
Other investing activities	(7)	(24)	17
(Decrease) increase in notes payable	(230)	567	(797)
Increase in securitized trade receivables	400	31	369
Issue of long-term debt	3,281	-	3,281
Repayment of long-term debt	(711)	(204)	(507)
Issue of common shares	22	20	2
Purchase of shares for settlement of share-based payments	(94)	(76)	(18)
Cash dividends paid on common shares	(716)	(678)	(38)
Other financing activities	(29)	(6)	(23)
	1,907	(399)	2,306
Net increase in cash and cash equivalents	2,534	243	2,291
Cash and cash equivalents at beginning of period	145	425	(280)
Cash and cash equivalents at end of period	2,679	668	2,011

BCE Supplementary Financial Information - First Quarter 2020 Page 12

BCE

Consolidated Cash Flow Data - Historical Trend

(In millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q1 20	TOTAL 2019	Q4 19	Q3 19	Q2 19	Q1 19

Net earnings	733	3,253	723	922	817	791
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	16	114	28	23	39	24
Depreciation and amortization	1,102	4,398	1,093	1,091	1,111	1,103
Post-employment benefit plans cost	87	310	76	76	73	85
Net interest expense	272	1,108	282	275	273	278
Losses on investments	1	(13)	(17)	-	-	4
Income taxes	245	1,133	243	321	276	293
Contributions to post-employment benefit plans	(79)	(290)	(77)	(62)	(70)	(81)
Payments under other post-employment benefit plans	(17)	(72)	(18)	(17)	(19)	(18)
Severance and other costs paid	(35)	(168)	(23)	(46)	(33)	(66)
Interest paid	(318)	(1,087)	(264)	(286)	(270)	(267)
Income taxes paid (net of refunds)	(233)	(725)	(221)	(88)	(127)	(289)
Acquisition and other costs paid	(9)	(60)	(7)	(3)	(21)	(29)
Net change in operating assets and liabilities	(314)	57	273	52	44	(312)
Cash flows from operating activities	1,451	7,958	2,091	2,258	2,093	1,516
Capital expenditures	(783)	(3,988)	(1,153)	(1,013)	(972)	(850)
Cash dividends paid on preferred shares	(36)	(147)	(37)	(47)	(37)	(26)
Cash dividends paid by subsidiaries to non-controlling interest	(14)	(65)	(14)	(12)	(12)	(27)
Acquisition and other costs paid	9	60	7	3	21	29
Free cash flow	627	3,818	894	1,189	1,093	642
Business acquisitions	-	(51)	-	(1)	(50)	-
Acquisition and other costs paid	(9)	(60)	(7)	(3)	(21)	(29)
Other investing activities	(7)	3	(9)	4	32	(24)
(Decrease) increase in notes payable	(230)	(1,073)	(851)	(1,066)	277	567
Increase in securitized trade receivables	400	131	100	-	-	31
Issue of long-term debt	3,281	1,954	-	549	1,405	-
Repayment of long-term debt	(711)	(2,228)	(199)	(226)	(1,599)	(204)
Issue of common shares	22	240	15	161	44	20
Purchase of shares for settlement of share-based payments	(94)	(142)	(42)	(14)	(10)	(76)
Cash dividends paid on common shares	(716)	(2,819)	(716)	(713)	(712)	(678)
Other financing activities	(29)	(53)	(6)	(8)	(33)	(6)
	1,907	(4,098)	(1,715)	(1,317)	(667)	(399)
Net increase (decrease) increase in cash and cash equivalents	2,534	(280)	(821)	(128)	426	243
Cash and cash equivalents at beginning of period	145	425	966	1,094	668	425
Cash and cash equivalents at end of period	2,679	145	145	966	1,094	668

BCE Supplementary Financial Information - First Quarter 2020 Page 13

Accompanying Notes

(1)

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

Throughout this report, we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

(2)

To align with changes in how we manage our business and assess performance, the operating results of our public safety land radio network business are now included within our Bell Wireline segment effective January 1, 2020, with prior periods restated for comparative purposes. Previously, these results were included within our Bell Wireless segment. Our public safety land radio network business, which builds and manages land mobile radio networks primarily for the government sector, is now managed by our Bell Business Markets team in order to better serve our customers with end-to-end communications solutions.

(3)	Non-GAAP Financial Measures

Adjusted EBITDA and adjusted EBITDA margin

The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EBITDA as operating revenues less operating costs (including post-employment benefit plans service cost) as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in BCE’s consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues.

We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA also is one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, adjusted EBITDA may be reconciled to net earnings as shown in this document.

Adjusted net earnings and adjusted earnings per share (EPS)

The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share.

BCE Supplementary Financial Information - First Quarter 2020 Page 14

We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS, as reconciled in this document.

Free cash flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses.

The most comparable IFRS financial measure is cash flows from operating activities, as reconciled in this document.

Net debt

The term net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash and cash equivalents, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash and cash equivalents. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt has no directly comparable IFRS financial measure, but rather is calculated using several asset and liability categories from the statements of financial position, as shown in this document.

Net debt leverage ratio

The net debt leverage ratio does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

The net debt leverage ratio represents net debt divided by adjusted EBITDA. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

BCE Supplementary Financial Information - First Quarter 2020 Page 15

Adjusted EBITDA to net interest expense ratio

The ratio of adjusted EBITDA to net interest expense does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We use, and believe that certain investors and analysts use, the adjusted EBITDA to net interest expense ratio as a measure of financial health of the company.

The adjusted EBITDA to net interest expense ratio represents adjusted EBITDA divided by net interest expense. For the purposes of calculating our adjusted EBITDA to net interest expense ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA. Net interest expense is twelve-month trailing net interest expense as shown in our statements of cash flows, plus 50% of declared preferred share dividends as shown in our income statements.

(4)	Key performance indicators (KPIs)

In addition to the non-GAAP financial measures described previously, we use a number of KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

Average billing per user (ABPU) or subscriber approximates the average amount billed to customers on a monthly basis, including monthly billings related to device financing receivables owing from customers on contract, which is used to track our recurring billing streams. Wireless blended ABPU is calculated by dividing certain customer billings by the average subscriber base for the specified period and is expressed as a dollar unit per month.

Capital intensity is capital expenditures divided by operating revenues.

Churn is the rate at which existing subscribers cancel their services. It is a measure of our ability to retain our customers. Wireless churn is calculated by dividing the number of deactivations during a given period by the average number of subscribers in the base for the specified period and is expressed as a percentage per month.

Wireless subscriber unit is comprised of an active revenue-generating unit (e.g. mobile device, tablet or wireless Internet products), with a unique identifier (typically International Mobile Equipment Identity (IMEI) number), that has access to our wireless networks. We report wireless subscriber units in two categories: postpaid and prepaid. Prepaid subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, satellite TV, IPTV, and/or NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

●	Retail Internet, IPTV and satellite TV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit
●	Retail NAS subscribers are based on a line count and are represented by a unique telephone number

BCE Supplementary Financial Information - First Quarter 2020 Page 16